LVFAR Green Technology Corp.
Pingzi Road 71, NianFeng Community
Ping Di Street, Longgang District
Shenzhen, China

March 18, 2014

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Stephen Krikorian

Re:	LVFAR Green Technology Corp. Form 10-K for the fiscal year ended October 31, 2013 Filed February 13, 2014 File No. 000-54209

Dear Mr. Krikorian:

LVFAR Green Technology Corp. (the “Company”) is electronically transmitting hereunder proposed responses to the letter received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 6, 2014, regarding the Company’s Form 10-K for the fiscal year ended October 31, 2013 (the “Form 10-K”) submitted on February 13, 2013.  An amended Form 10-K (the “Amended 10-K”) is transmitted herewith reflecting all changes from the Form 10-K.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Revise to provide an interactive data file in the manner provided by Rule 405 of Regulation S-T. Refer to Item 601(b)(101) of Regulation S-K.

In connection with the filing of the Amended 10-K, the Company has provided the interactive data file required by Item 601(b)(101) of Regulation S-K, and undertakes to provide necessary interactive data files with future filings.

Cover Page

2.	Ensure that your commission file number is accurate. In this regard, according to the EDGAR filing system, your file number appears to be 000-54209.

In response to the Staff’s comments, the Amended 10-K references the proper Commission File Number 000-54209.

Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-1

3.
We note that the financial statements of the Company as of October 31, 2012, and for the period from October 14, 2010 (inception) through October 31, 2012, were audited by another auditor. Revise to include the related audit report. Refer to Rule 8-02 and Rule 2-02 of Regulation S-X.

In response to the Staff’s comments, the Amended 10-K includes the prior auditor's audit report for the fiscal year ended October 31, 2012.

*           *           *

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Benjamin Reichel, Esq., at (212) 370-1300.

Very truly yours,

/s/ Peter H. Tong
Peter H. Tong Chief Executive Officer and Chief Financial Officer